SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No.  )
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MMA Capital Holdings, Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
55315D105
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 55315D105

1	NAME OF REPORTING PERSONS Venator Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 304,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 304,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.34%*
12	TYPE OF REPORTING PERSON OO, IA

*
The percentage is based upon 5,706,366 shares of common shares, no par value of MMA Capital Holdings, Inc. (the “Issuer”) outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 9, 2020.

CUSIP No. 55315D105

1	NAME OF REPORTING PERSONS Constantine W. Mamakos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 304,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 304,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.34%*
12	TYPE OF REPORTING PERSON IN, HC

*
The percentage is based upon 5,706,366 shares of common shares, no par value of MMA Capital Holdings, Inc. (the “Issuer”) outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 9, 2020.

SCHEDULE 13G

This (this “Schedule 13G”) relates to shares of Common Shares, no par value (the “Common Stock”), of MMA Capital Holdings, Inc., (the “Issuer”), and is being filed on behalf of Venator Management LLC (“Venator”), a Pennsylvania limited liability company, as the investment manager to certain managed accounts, and Constantine Mamakos, as the manager of Venator (“Reporting Persons”).  All shares of Common Stock are held by managed accounts.

Item 1(a)	Name of Issuer.
MMA Capital Holdings, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3600 O’Donnell Street, Suite 600
Baltimore, Maryland 21224

Item 2(a)	Name of Person Filing.

Venator Management LLC
Constantine W. Mamakos

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
The address of the Reporting Persons is:
4000 Town Center Blvd
Suite 150
Canonsburg, Pennsylvania 15317

Item 2(c)	Citizenship or Place of Organization.

Venator Management LLC- Pennsylvania
Constantine W. Mamakos- United States

Item 2(d)	Title of Class of Securities.
Common Shares, no par value

Item 2(e)	CUSIP Number.
55315D105

Item 3	Reporting Person.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owners of 5.34% of the outstanding shares of Common Shares, no par value. The percentage is determined by dividing 304,712 shares of Common Shares, no par value by 5,706,366 shares of of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 9, 2020.
(a)	Amount Beneficially Owned***
Venator Management LLC – 304,712 shares
Constantine W. Mamakos – 304,712 shares

(b)	Percent of Class
Venator Management LLC - 5.34%
Constantine W. Mamakos - 5.34%

(c)	Number of shares as to which such person has:
 (i) sole power to vote or to direct the vote
Venator Management LLC – 0 shares
Constantine W. Mamakos – 0 shares

 (ii) shared power to vote or to direct the vote
Venator Management LLC - 304,712 shares
Constantine W. Mamakos - 304,712 shares

 (iii)sole power to dispose or to direct the disposition of
Venator Management LLC – 0 shares
Constantine W. Mamakos - 0 shares

 (iv) shared power to dispose or to direct the disposition of
Venator Management LLC - 304,712 shares
Constantine W. Mamakos - 304,712 shares

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Shares reported as beneficially owned are economically owned by Venator Management LLC’s managed account clients.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2021

VENATOR MANAGEMENT LLC
By: /s/ Constantine W. Mamakos
Manager

/s/ Constantine W. Mamakos
Constantine W. Mamakos

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among Venator Management LLC and Constantine W. Mamakos.

Exhibit 99.1
JOINT FILING AGREEMENT
This Joint Filing Agreement, dated as of February 12, 2021, is by and among Venator Management LLC and Constantine W. Mamakos (collectively, the “Filers”).
Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of MMA Capital Holdings, Inc. beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.
Executed and delivered as of the date first above written.

VENATOR MANAGEMENT LLC
By: /s/ Constantine W. Mamakos
Manager

/s/ Constantine W. Mamakos
Constantine W. Mamakos